

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 7, 2015

Christian S. Kendall
Chief Executive Officer
Noble Midstream Partners LP
1001 Noble Energy Way
Houston, TX 77070

> **Re:** **Noble Midstream Partners LP**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted September 23, 2015**
> **CIK No. 0001647513**

Dear Mr. Kendall:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to prior comment 5 from our letter to you dated August 20, 2015. Please revise your disclosure on pages 11 and 213 to clarify that the issuance of additional units to Noble that are not issued to the public in connection with the underwriters' option to purchase additional common units will be pursuant to the exemption from registration under Section 4(a)(2) of the Securities Act.

Cash Distribution Policy and Restrictions on Distributions, page 60

Our Minimum Quarterly Distribution, page 62

Estimated EBITDA and Distributable Cash Flow for the Twelve Months Ending December 31, 2016, page 67

2.   We have reviewed your revisions in response to prior comment 7, and we re-issue that comment. Despite referring to "the minimum quarterly distribution" on the prospectus cover page and throughout your filing, you continue to provide projected information only for the twelve months ending September 30, 2016. Insofar as you intend to make quarterly distributions, please revise the tabular entries to make this presentation on a quarterly basis.

Business, page 118

Regulation of Operations, page 140

3.   If the waiver expires within the next 24 months and the potential effect of its expiration could be material, please disclose the material provisions, including the expiration date, of your temporary waiver of tariff and reporting requirements for your East Pony IDP crude oil gathering system.

Our Partnership Agreement, page 178

Applicable Law; Exclusive Forum, page 190

4.   We note that you intend your fee-shifting provisions to apply to all claims, including claims under the federal securities laws. Please disclose here and in your risk factor entitled "Our partnership will designate the Court of Chancery of the State of Delaware" on page 49 whether you intend such fee-shifting provisions to apply to this offering.

<u>Closing Comments</u>

       If you have questions regarding comments on the financial statements and related matters, you may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Michael Fay, Staff Accountant, at (202) 551-3812. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: George J. Vlahakos
        Andrews Kurth LLP